Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-122616
Relating to Prospectus Supplement
dated February 13, 2006
February 14, 2006
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-289-6689.
Issuer Description
United States of Mexico
•12th economy of the world in terms of 2004 GDP and the largest in Latin America.
•Mexico is classified as an upper middle income country, although it has lower debt levels than the average of those countries.
•One of the most important trade partners of the United States.
•14th economy in terms of foreign trade and the first one in Latin America.
Debt Ratings

Moody's	Baa1

Standard & Poor's	BBB

Fitch	BBB

Bloomberg Ticker:	MEX
Mexico has a population of 103 million people.
Economy
The services sector is the main support of the domestic production, representing 70% of GDP for the first nine months of 2005, while the industrial and agricultural sectors represented 26% and 4%, respectively.
During the first nine months of 2005, the Mexican economy grew by 3.0% in real annual terms.
Mexico has been able to consolidate its reputation as a high quality debt issuer in the international financial markets, a fact that has been recognized by Rating Agencies who currently rate Mexico as a solid investment grade credit.
Foreign Trade
Since 1986, Mexico has been a member of the World Trade Organization (previously GATT) and it has signed free trade agreements with countries, including the United States and Canada (NAFTA), the European Union and Japan, which grant the country with better access to the largest markets of the world.
As a result of NAFTA, commercial ties among Mexico and the United States have strengthened and their economic cycles have converged. Mexico is now one of the most important trading partners of the United States.
This integration has allowed Mexico to move up in the value added chain of foreign trade, reducing the importance of raw materials exports and increasing that of manufactured goods.
• In 2005, non-oil exports represented 85% of total exports, even though Mexico was the 5th largest world oil producer in 2004.
• Within non-oil exports, the manufacturing sector represented 96% of the total exports in 2005.
Foreign Affairs
Mexico has diplomatic ties with 184 countries. It is member of the United Nations and founding member of the Organization of American States, International Monetary Fund, World Bank, Inter-American Development Bank and European Bank for Reconstruction and Development. It is also member of the Organization for Economic Cooperation and Development and the Caribbean Development Bank.
Financial and Economic information (2005)
• Nominal GDP1: USD$746 billion
• Labor Force2: 43.4 million
• Total Exports: USD$214 billion
• Net International Reserves: USD$68.7 billion
• Internet Users: 18.6 million
• Number of tourists: 20 million
• 5th largest world oil producer2
• Domestic Financial Savings3 M2 / GDP: 55.7%
• Net Internal Debt / GDP: 13.6%
• Net External Debt / GDP: 6.7%
1.  Third quarter 2005.
2.  2004.
3.  At September 30, 2005.
Source: Mexican authorities and the World Bank.